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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 Commission File
                                                                  Number 0-12185

(Check one): [ X ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For the period ended December 31, 1999

         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR
         For the transition period ended _______________________________________

________________________________________________________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

         If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

    Full Name of Registrant:   DAUGHERTY RESOURCES, INC.

    Former Name if Applicable: ALASKA APOLLO RESOURCES INC.

    Address of Principal Executive Office:    120 Prosperous Place, Suite 201
                                              Lexington, Kentucky 40509

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



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         [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ X ] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarter report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The registrant is currently unable to provide its accountants with all the information necessary to complete the registrant's audited financial statements. The registrant is awaiting the completion of a more current engineering report regarding its gold properties. The engineering report should be available in time for the registrant's accountants to complete the audited financial statements by April 14, 2000.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  William S. Daugherty, telephone (606) 263-3948

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify the report(s).
                                                              [ X ] Yes  [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ X ] Yes  [ ] No



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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           See the attached Exhibit A.



         Daugherty Resources, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 29, 2000                         By  /s/ William S. Daugherty
                                                 --------------------------
                                                 William S. Daugherty, President




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                                    Exhibit A
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         It is anticipated that there will be a significant change in the results of operations from the period ending December 31, 1998. The change will result from an evaluation of the registrant's gold mining properties to determine if those assets have been impaired. The registrant has retained both an appraisal and an engineering firm to assist it in this regard and the results of the evaluation will be reported in the registrant's Form 10-KSB.